For Immediate Release: September 30, 2016



TAHAWI aerospace Corp. (TAHAWI AEROSPACE) is pleased to announce the planned offering of up to 10,000,000 Class A common share priced at $2 per share, for a maximum gross dollar value of twenty million dollars ($20,000,000). The offering proceeds will be used will be used to fund four key areas: (i) closing on the asset acquisition (ii) equipping the manufacturing operation (the assembly line); (iii) hiring key members of the management team; (iv) continuing development of the 6 and 10 passenger's turboprop aircrafts; and (v) development of the manufacturing facility and to initiate production. The shares and this offering have been submitted under Regulation A+ tier 1with the SEC, and are pending qualification for official release. TAHAWI aerospace Corp is soliciting indications of interest under the SEC's "test the waters" provision of Regulation A+.

We were a Delaware corporation organized on September 15, 2016 as TAHAWI Aerospace Corp Our business office address is 205 D Chubb Ave, Suite 240, Lyndhurst, NJ 07071 USA. Our telephone number is 646-694-0051. TAHAWI Aerospace Corp began operations in 2016. TAHAWI aerospace has acquired existing AIRCRAFT MANUFACTURING assets with one FAA Type A Certificate (Type A Certificate number A6SO BA-42) having modifications for two variations of prototype airplanes: a four passenger, twin-engine aircraft and a six passenger, twin-engine aircraft. Both certificates and prototype aircraft are included in the assets.

The shares will be issued in the minimum amount of 500 common shares ($1000) and in multiples of 500 shares.

The detailed offering and project information is described in more detail on our website at www.tahawiaerospace.com and in the Form 1-A filing with the SEC at the following link:

In order to reserve your shares or request more information, please contact Andy Altahawi of Tahawi Aerospace by email at aadamson@adamsonbrothers.com or by phone at 646-694-0051.

Disclaimer: *No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent in to TAHAWI will not be accepted. No offer to buy securities in a Regulation A+ offering of TAHAWI can be accepted and no part of the purchase price can be received until TAHAWI's offering statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in TAHAWI's offering involve no obligation or commitment of any kind.*